Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Not applicable.

Item 1 - Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares ("Vizsla Royalties Shares") in the capital of Vizsla Royalties Corp. ("Vizsla Royalties"). The address of the head office of Vizsla Royalties is the following:

595 Burrard Street, Suite 1723

Vancouver, British Columbia

V7X 1J1

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 - Identity of the Acquiror

2.1 State the name and address of the acquiror.

Elemental Royalty Corporation ("Elemental")

905 - 815 West Hastings Street

Vancouver, British Columbia

V6C 1B4

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On September 14, 2026, Elemental completed its acquisition of all of the issued and outstanding Vizsla Royalties Shares by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"), pursuant to an arrangement agreement dated May 13, 2026 between Elemental and Vizsla Royalties (the "Arrangement Agreement").

Pursuant to the Arrangement Agreement, each holder of Vizsla Royalties Shares was entitled to elect to receive, for each Vizsla Royalties Share, (i) 0.15 of a common share of Elemental (an "Elemental Share"), (ii) C$4.13 in cash (the "Cash Consideration"), or (iii) C$1.03 in cash and 0.1125 of an Elemental Share (the "Combination Consideration"), subject to rounding and, in the case of the Cash Consideration and the Combination Consideration, proration based on a maximum aggregate cash consideration of C$81,845,069.04. Following the elections and proration, Elemental paid aggregate cash consideration of approximately C$82 million and issued approximately 8,105,440 Elemental Shares to former holders of Vizsla Royalties Shares.

Pursuant to the Arrangement, Elemental acquired all of the issued and outstanding Vizsla Royalties Shares and Vizsla Royalties became a wholly-owned subsidiary of Elemental.

2.3 State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's securityholding percentage in the class of securities.

Immediately prior to the Arrangement, Elemental did not have beneficial ownership of, or control or direction over, any Vizsla Royalties Shares.

Pursuant to the Arrangement, Elemental acquired all of the issued and outstanding Vizsla Royalties Shares. Following completion of the Arrangement, Elemental beneficially owns, or exercises control or direction over, 73,867,065 Vizsla Royalties Shares, representing 100% of the issued and outstanding Vizsla Royalties Shares, including Vizsla Royalties Shares issued in settlement of outstanding restricted share units of Vizsla Royalties and performance share units of Vizsla Royalties pursuant to the Arrangement.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Pursuant to the Arrangement, Elemental has acquired ownership of all of the Vizsla Royalties Shares. See Items 2.2 and 3.1 above.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

Elemental has ownership and control over all of the Vizsla Royalties Shares referenced in Item 3.1 above.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 above.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 above.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer's business or corporate structure;

(g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

See Item 2.2 above. The purpose of the Arrangement was for Elemental to acquire the Vizsla Royalties Shares. Pursuant to the Arrangement, Vizsla Royalties is now a wholly-owned subsidiary of Elemental. As a result of the Arrangement, the Vizsla Royalties Shares will be delisted from the TSX Venture Exchange. Vizsla Royalties intends to apply for an order (the "Order") from the applicable securities regulator for Vizsla Royalties to cease to be a reporting issuer and to terminate its public reporting obligations. A copy of the Order will be available under Vizsla Royalties' issuer profile on SEDAR+ at www.sedarplus.ca.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On May 13, 2026, Elemental and Vizsla Royalties entered into the Arrangement Agreement pursuant to which the parties agreed to effect the Arrangement and related matters.

On May 13, 2026, the directors, senior officers and certain shareholders of Vizsla Royalties entered into voting support agreements with Elemental (the "Voting Support Agreements") pursuant to which, and subject to the terms and conditions thereof, such directors, senior officers and shareholders agreed, among other things, to vote their Vizsla Royalties Shares in favour of the Arrangement.

For a detailed summary of the Arrangement Agreement, the Voting Support Agreements and the transactions thereunder, please refer to the management information circular of Vizsla Royalties dated June 9, 2026 (the "Circular"). Copies of the Arrangement Agreement, the Voting Support Agreements and the Circular are available under Vizsla Royalties' issuer profile on SEDAR+ at www.sedarplus.ca.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 16th day of September, 2026.

(signed) "David Gossen"
David Gossen
Chief Legal Officer